Exhibit 99.1

TR–1: NOTIFICATIONS OF MAJOR INTERESTS IN SHARES

1: Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Kofax Limited

2: Reason for notification (yes/no)

An acquisition or disposal of voting rights	yes

An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	no

An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	no

An event changing the breakdown of voting rights	no

Other (please specify):	no

3. Full name of person(s) subject to the notification obligation:	RGM Capital, LLC 9010 Strada Stell Court Suite 105 Naples, FL 34109

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction (and date on which the threshold is crossed or reached):	04/29/2014

6. Date on which issuer notified:	04/30/2014

7. Threshold(s) that is/are crossed or reached:	7%

8: Notified Details

A: Voting rights attached to shares

Class/type of share If possible use ISIN code	BMG5307C1055

Situation previous to the triggering transaction

Number of shares	Number of voting rights
6,426,427	6,426,427

Resulting situation after the triggering transaction

Number of shares	Number of voting rights		Percentage of voting rights
	Direct	Indirect	Direct	Indirect
6,508,886	6,508,886	0	6,508,886	7.06%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights
N/A	N/A	N/A	N/A	N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments

Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights
N/A	N/A	N/A	N/A	N/A	Nominal	Delta
					N/A	N/A

Total (A+B+C)

Number of voting rights	Percentage of voting rights
6,508,886	7.06%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

RGM Capital, LLC	6,508,886	7.06%

Proxy Voting:

10. Name of the proxy holder:	N/A

11. Number of voting rights proxy holder will cease to hold:	N/A

12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:

14. Contact name:	Kofax Limited Bradford Weller Company Secretary

15. Contact telephone number:	+44 (0) 800 6520 616

Source: RNSKofax